

DATAMIRROR CORPORATION

Notice of Annual and Special Meeting of Shareholders
June 12, 2003

Notice is hereby given that the Annual and Special Meeting of the shareholders of **DataMirror Corporation** (the "Corporation") will be held at The Holiday Inn Hotel & Suites, 7095 Woodbine Avenue, Markham, Ontario, Canada on Thursday, June 12, 2003 at 10:00 a.m. (EST) for the following purposes:

(a)   to receive the Corporation's 2003 Annual Report which contains the consolidated financial statements for the financial year ended January 31, 2003 and the auditors' report thereon, a copy of which is enclosed herewith;

(b)   to elect directors;

(c)   to re-appoint auditors for the ensuing year and to authorize the Board of Directors to fix their remuneration;

(d)   to consider and, if thought advisable, approve, a resolution authorizing an amendment to the Corporation's Executive Stock Compensation Plan (the "Option Plan") to increase the maximum number of Common Shares that may be issued under options granted pursuant to the Option Plan to 800,000; and

(e)   transacting such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the meeting are set forth in the Management Information Circular accompanying this notice.

Shareholders are invited to attend the meeting. *Registered shareholders* who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the Corporation c/o CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario, M5K 4K9, fax number (416) 368-2502, or at the Corporation's registered office. *Non-registered shareholders* who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary. To be effective, a proxy must be received by the Corporation or CIBC Mellon Trust Company not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the meeting.

DATED at Markham, Ontario the 30th day of April, 2003.

By Order of the Board
P. Kirk Dixon, Secretary